SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934


			      (Amendment No. 1 - Exiting)*

			           Navarre Corp.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

			   	     639208107
			          (CUSIP Number)

			  	     12/31/2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton International Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    343,500

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    343,500

 (9) Aggregate amount beneficially owned by each reporting person.
    343,500

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     1.1%

 (12) Type of reporting person (see instructions).
     CO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     GDK, Inc.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    65,965

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    65,965

 (9) Aggregate amount beneficially owned by each reporting person.
    65,965

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    0.2%

 (12)Type of reporting person (see instructions).
    BD

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Associates, L.L.C.
     22-3430173

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    409,465

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    409,465

 (9) Aggregate amount beneficially owned by each reporting person.
    409,465

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    1.3%

 (12)Type of reporting person (see instructions).
    IA

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons. Kovner, Bruce

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    409,465

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    409,465

 (9) Aggregate amount beneficially owned by each reporting person.
    409,465

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     1.3%

 (12) Type of reporting person (see instructions).
     IN

Item 1(a). Name of Issuer:
           Navarre Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   7400 49th Avenue North
	   New Hope, MN 55428
	   United States

Item 2(a). Name of Person Filing:
(i)   Caxton International Limited ("Caxton International")
(ii)  GDK, Inc. ("GDK")
(iii) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and GDK (the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(iv) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(ii)  The address of GDK is c/o Prime Management Limited,
      Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.
(iii) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(iv)  The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

Item 2(c). Citizenship:
(i)   Caxton International is a British Virgin Islands corporation.
(ii)  GDK is a British Virgin Islands corporation.
(iii) Caxton Associates is a Delaware limited liability company.
(iv)  Mr. Kovner is a United States citizen.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           639208107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by Caxton International is 343,500.
(ii) The amount of shares of Common Stock beneficially owned by GDK is 65,965.
(iii) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 409,465.
(iv) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, may also be deemed to beneficially own such shares.

(b) Percent of class:
(i) Caxton International beneficially owns 1.1% of the Class of Common Stock.
(ii)  GDK beneficially owns 0.2% of the Class of Common Stock.
(iii) Caxton Associates is deemed to beneficially own 1.3% of the class of Common Stock.
(iv) Mr. Kovner is deemed to beneficially own 1.3% of the Class of Common Stock.

(c) Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  343,500
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  343,500

    Number of shares as to which GDK has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  65,965
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  65,965

    Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  409,465
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  409,465

     Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  409,465
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  409,465

Item 5. Ownership of 5 Percent or Less of a Class.

	[X]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 2/13/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 2/13/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					GDK, Inc.

Date: 2/13/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 2/13/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Associates, L.L.C.

Date: 2/13/2006	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 2/13/2006				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of Navarre Corp.
purchased on behalf of Caxton International Limited and GDK, Inc. were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 2/13/2006				/s/ Andy Waldman
					    Andy Waldman

					/s/ Ross Taylor
					    Ross Taylor

                                        /s/ Emil Dabora
                                            Emil Dabora